

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2020

Cameron MacDougall
General Counsel and Secretary
New Fortress Energy LLC
111 W. 19th Street, 8th Floor
New York, NY 10011

>   **Re: New Fortress Energy LLC**
>   **Registration Statement on Form S-3**
>   **Filed March 5, 2020**
>   **File No. 333-236921**

Dear Mr. MacDougall:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael J. Schwartz